

August 30, 2010

Bowne & Co., Inc.
Scott L. Spitzer
Senior Vice President and General Counsel
55 Water Street
New York, NY 10041
U.S.A.

> **Re:** **Bowne & Co, Inc.**
> **Form 10-K**
> **Filed March 2, 2010**
> **Amendment No. 1 to Form 10-K**
> **Filed April 20, 2010**
> **File No. 001-05842**

Dear Mr. Spitzer:

We have reviewed your responses to the comments in our letter dated August 18, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K

Analysis of the Company's Executive Compensation Program, page 16

1. We note your response to our prior comment number 7 and reissue. In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time. The supplemental analysis should be based upon the 2009 10-K. In addition, supplementally advise us whether the company's targets for the fiscal year ended December 31, 2010 are expected to be materially different from those of December 31, 2009. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal